LIQS®
COCKTAIL SHOT

INTRODUCING THE FIRST PREMIXED COCKTAIL SHOT

LIQS®
COCKTAIL SHOT

PREMIUM SPIRITS • REAL FRUIT JUICE • LOW SUGAR

















AS SEEN IN

Us Weekly | Fox News Channel | Ocean Drive | The New York Times | New York Post | BusinessWeek | Star | Page Six

Contact Us at LIQS@LIQSshot.com



LED SHOT TRAY


LIQS
COCKTAIL SHOT

BRANDED LED BUCKET


LIQS
COCKTAIL SHOT

ACRYLIC 3-SHOT DISPLAY


LIQS
COCKTAIL SHOT

BACK BAR GLORIFIER



SHOT HOLDERS


SHOT BAR
THE PORTABLE SHOT CO.
LIQS
PREMIUM SPIRITS &
REAL FRUIT JUICES
MADE IN AMERICA
THE PORTABLE SHOT CO.

ROLLING SHOT BAR

THE QUALITY OF A FRESH COCKTAIL AND THE CONVENIENCE OF A READY-TO-DRINK SHOT


LIQS

WHISKEY FIRESHOT


LIQS

TEQUILA, CINNAMON & ORANGE


LIQS

VODKA KAMIKAZE


LIQS

VODKA, LYCHEE & GRAPEFRUIT


LIQS

VODKA LEMON DROP



LIQS DETAILS

- 50 ML PLASTIC SHOT GLASSES
- PREMIUM WHISKEY 22.5% ABV
- 6X DISTILLED VODKA 20% ABV
- AGAVE TEQUILA 27.5% ABV
- LOW CALORIE + LOW SUGAR
- TAMPER PROOF FOIL TOP
- COST EFFICIENT
- INVENTORY ACCOUNTABILITY
- PRODUCT CONSISTENCY
- QUICK TO CHILL

LIQSshot.com @LIQS info@LIQSshot.com Made in the USA